FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Attention ASX Company Announcements Platform

Lodgement of Open Briefing®

National Australia Bank

500 Bourke Street

Melbourne, Victoria 3000

Australia

Date of lodgement:  18-May-2005

Title:  Open Briefing®. NAB. Michael Ullmer & Ahmed Fahour on 1H05 Result

Record of interview:

corporatefile.com.au

National Australia Bank Limited reported net profit before significant items of $1.87 billion, down 11.1 percent from the March 2004 half year. Cash earnings before significant items of $1.62 billion fell 12.5 percent from the March 2004 half year but increased slightly by 0.4 percent from the September 2004 half year. What were the primary areas of focus in the first half and what were the key drivers behind the result?

Director Finance & Risk, Group CFO, Michael Ullmer

Over the last six months, our focus has been on identifying short-term strategies to stabilise our operations and long-term strategies to build sustainable earnings growth.

A number of initiatives were implemented to help the front line better leverage the franchise, risk settings were restored and business banking processes were simplified, which helped stabilise our market share.

We have a stronger focus on margin management and funding mix. But while the rate of margin compression has slowed, there’s still work to be done.

We’ve instilled a more cost-conscious culture across the organisation and arrested the growth in our expenses. But we’re still out of step relative to our peer group and our initiatives need to be backed by sustainable efficiency gains.  We’ve made good progress in redesigning our risk frameworks, building our capability and clearing outstanding regulatory issues. However, much still needs to be done and will consume significant resources in the next half. Having moved to a regional model, each operating unit is identifying efficiency opportunities within its internal processes and this has led to a significant restructuring expense.

Details on the strategic objectives and restructuring plans for the Australian region and Institutional Markets & Services (IMS) will be provided in a briefing later in the second half. Work is underway to better understand the returns generated from each area of activity. The sale of the Irish banks was completed, realising an attractive profit. In Asia, IMS is being consolidated and we’ve commenced programs to shed low-yielding assets, which will assist in improving overall returns and reduce our reliance on wholesale funding.

Some uncertainties around capital management have been resolved, although many issues remain. In summary, our 40,000 people across the organisation have put in a lot of hard work to make good progress in delivering what we said we would.

Now onto the key drivers of our result, our financial performance bottomed in the first half as anticipated and we’ve entered the second half on an improved growth trajectory, allowing us to maintain the dividend. Lending volumes have started to pick up, retail deposits remain very competitive and margins were further compressed by 7 basis points over the first half.

Other operating income reflects the recovery of institutional markets to levels approaching the previous first half. Our Wealth Management result was boosted by stronger equity markets and tighter expense control. Although we’ve contained first half expense growth in banking, expense levels are 12 percent above the prior comparable period, giving a cost-to-income ratio of 57.4 percent. This is clearly unacceptable, hence the need to significantly restructure our operations. Credit quality has been maintained, with an increase in provisioning reflecting the growth in lending volumes.

corporatefile.com.au

The group’s net interest margin declined 7 basis points in the six months ended 31 March 2005. What were the main factors that impacted margins and how do they compare with your peers?

Director Finance & Risk, Group CFO, Michael Ullmer

On the asset side of the balance sheet, the housing loan mix has been skewed towards fixed rate loans typically associated with lower margins. On the liability side, the deposit mix has been skewed towards lower margin products, with customers transitioning out of non-interest bearing accounts and into higher interest bearing term deposits. We’ve therefore experienced stronger margin compression compared with our peer group.

corporatefile.com.au

A year has passed since CEO John Stewart first spoke of a two to three year recovery period and earnings have bottomed in the first half of 2005 as anticipated. Is the recovery time frame still achievable and has the business been stabilised?

Director Finance & Risk, Group CFO, Michael Ullmer

We believe the two to three year time frame is achievable. As described in my earlier response, a lot was achieved in the first half, but there is still much to be done. Following the stabilisation of earnings in the first half, we’ve entered the second half on an upward trajectory.

corporatefile.com.au

To what extent have the National’s cultural change objectives been met so far and how do you measure success to date?

Director Finance & Risk, Group CFO, Michael Ullmer

Cultural change is critical to our success but hard to implement, particularly in a large organisation such as ours. Looking at the way our people are working together, the speed of decision-making at the top and MLC and the Australian banking businesses largely integrated gives us confidence that we’re making progress.

corporatefile.com.au

You have said banking expenses appear to have been contained this half. What initiatives were taken to lower the cost base and where is there scope for further cost reduction?

Director Finance & Risk, Group CFO, Michael Ullmer

Over the last six months, we implemented a range of initiatives to deal with cost growth and managed to bring down the rate of increase in our costs. We need to do more work to build sustainable business efficiencies in order to reduce the overall cost-to-income ratio in line with our peers.

corporatefile.com.au

You reported a restructuring provision for the group of about $800 million for the year, with $403 million booked in the half year ended 31 March 2005. What progress have you made in the restructuring to date?

Director Finance & Risk, Group CFO, Michael Ullmer

We’ve made a lot of progress in our restructuring. With respect to the restructuring charge booked in the first half, two thirds relates to the UK and the remainder to Australia. The UK is well advanced in implementation. We started implementing Australia’s restructuring plan in the first half, with the balance to come over the second half and through to the 2006 financial year.

corporatefile.com.au

Could you comment on your IT outsourcing plans? Is the offshore outsourcing of IT a possibility?

Director Finance & Risk, Group CFO, Michael Ullmer

Business efficiency is a major focus in all areas of our organisation. We’ll consider all options to achieve efficiency levels comparable with our peer group.

corporatefile.com.au

Can you give any further guidance on the earnings outlook?

Director Finance & Risk, Group CFO, Michael Ullmer

We’ve said we expect acceptable earnings growth in the context of where we are in the recovery phase. The market consensus forecast for earnings growth for the September half year is in the mid single digit range and John Stewart has said we’re not uncomfortable with this. We have not provided any comment on earnings expectations beyond the second half of this year.

corporatefile.com.au

Your interim dividend remains unchanged at 83 cents per share (80 percent franked). What guidance can you provide in regard to future dividends, including franking, and do you have plans for a share buy-back?

Director Finance & Risk, Group CFO, Michael Ullmer

In the absence of external shocks or further changes to regulatory capital, the board expects to pay a final dividend of 83 cents, franked to 80 percent for the second half of 2005. Given the uncertainties relating to our regulatory capital, we have no plans to make changes to our capital ratios at this stage.

corporatefile.com.au

Australia cash earnings before significant items of $1.15 billion were 6.5 percent lower compared with the March 2004 half year but 5.1 percent higher compared with the September 2004 half year. Ahmed, what main factors contributed to this result?

CEO Australia, Ahmed Fahour

Overall, we’re pleased with the results we’ve achieved in Australia given the difficult and competitive market we’re in. We saw an increase in profit of 5 percent from the September 2004 half year. The 6.5 percent decline from the March 2004 half year was principally driven by a decline in our net interest margin.

We’ve rebuilt volumes and gained market share in housing and business loans, the primary areas of focus in both our retail and business banking. This positions us well for the next few years, over which time we can start to build on these improvements.

On the expense side, we were experiencing escalations in costs in the areas of real estate and personnel associated with a number of large projects. But since September 2004, we’ve arrested the growth in costs and managed to maintain absolute costs in banking and wealth management at the same levels.  Unfortunately our expenses are still too high and out of step with our competition. In wealth management, our market share has been relatively stable. Underlying profit has risen and controllable costs have declined in absolute terms.

corporatefile.com.au

What evidence is there of benefits flowing through from the integration of your banking and wealth management divisions in Australia? What initiatives are in place to drive revenue, increase market share and improve customer service?

CEO Australia, Ahmed Fahour

When you’re consolidating and restructuring to create a better organisation, it takes several years to produce the improved results. Encouragingly, we’ve already started to make gains in market share. The most pleasing part of this result has been the successful creation of one business, one organisation, with a harmonious and well functioning leadership team that’s very excited about the future.

It’s also pleasing to see that we’ve kept the talent that exists in our Australian business. Half of my direct reports came out of the wealth management business unit.

corporatefile.com.au

What factors contributed to the increase in your business lending market share over the past six months?

CEO Australia, Ahmed Fahour

From March 2004 to March 2005, our business market share experienced an absolute decline. But since September last year, we’ve seen a tailing off of that decline, a rebasing and then a small increase. When broken down into corporate and SME, our market share in middle-sized companies has increased in the past six months, with volume growth of 15 to 18 percent on an annualised basis. This rate of growth has been escalating without any deterioration in the quality of our portfolio.

The growth in our business lending market share has been the result of a number of initiatives that were put in place last year, including returning people to the front line who were transferred away from it during the Positioning for Growth (PFG) process, focusing on specialised industry lending groups where we can add value and harnessing our relationships without increasing our risk appetite.

We have started to streamline our end-to-end lending processes and to better motivate our staff through improved incentives. All of these have only just started to have an impact and I’m very excited about the long-term effect these initiatives will have.

corporatefile.com.au

With the Australian housing market coming off its peak and personal lending growth slowing, how is the Australian business responding to increasing competition and margin pressure?

CEO Australia, Ahmed Fahour

The competitive environment in Australia is tough. In the retail deposit market, there’s intense competition - continuing to price deposit rates higher than what the capital market offers cannot be economically justified. Consequently, we’ve decided to participate in certain parts of the market but we refuse to lower prices simply to gain volume.

Margin pressures have resulted in an 8 to 10 basis point decline (excluding change to capital allocations) in margin over the September half, which is evidence of a very robust, extremely competitive Australian financial services market. We also appear to be seeing the tail end of a 13 to 14 year economic boom in Australia, with unprecedented GDP growth in the last five years. Most of the leading indicators show a slowing in economic growth rates.

At this time in the cycle, we have been cautious in our approach to unsecured lending, especially in credit cards and personal lending.  We’ve grown below system average in these areas in the last six months. These areas show the first signs of stress if the economy slows down.

We’re clear about the areas where we want to grow and where we need to be cautious. We’ve also been careful in the housing market, where we’ve tended to focus on owner-occupied lending. We’re maintaining low levels of lending and conservative lending ratios in relation to inner city apartments in Sydney and Melbourne.

corporatefile.com.au

The National has admitted it was overly conservative post-September 11. But given the cyclical and competitive pressures in the current environment, is there a risk that in targeting the low doc market, you might be chasing lower quality and lower margin business?

CEO Australia, Ahmed Fahour

There’s a big difference between low doc, “no doc” and what some call non-conventional types of lending. If you look at the spectrum, low doc is probably the highest quality of the non-standard type of lending. At the moment, we only lend up to 60 percent of asset value without loan insurance. Our historical analysis indicates low levels of risk are typically associated with sub-60 percent lending on low doc loans.

We are principally targeting our small business customers through low doc loans. These customers want to establish their own business, be it a medical practice or a hairdressing salon, but don’t have three years of financial statements because their businesses are still new. But what they can show are cash flow statements certified by accountants, and a home that offers us security for their loan. We’re happy to be participating in this segment of the market.

corporatefile.com.au

What specific areas of the Australian operations will be affected by staff reductions and could you quantify the restructuring charge associated with job cuts in the first and second half of 2005?

CEO Australia, Ahmed Fahour

In the first half of this year we’re setting aside approximately $120 million to cover the costs of cutting 1,000 jobs in principally non-customer facing roles in various back-office and middle-office support functions within Australia, transitioning to the new regional model, writing off decommissioned systems and reorganising new management teams.

In the integration of our three divisions: MLC, retail and corporate banking, we’ve identified areas of duplication and inefficiency. For example, where we previously had three marketing departments, three corporate affairs departments and three HR managers, we’ve been able to eliminate duplication and drive improved efficiency.

Some re-engineering and outsourcing has also resulted in job reductions, such as in the cheque processing area where we’ve partnered with other banks in Australia to leverage efficiency and unit cost opportunities.

In terms of the next half year, we’ve flagged the potential reduction of another 1,000 jobs and a provision of $300 million to $400 million which relates to redundancies, technology and reductions in the area of real estate.

The reductions are part of our continued focus on end-to-end re-engineering, starting with the identification of customer needs and working back to ensure the delivery of services in a faster, more efficient, more streamlined way. If you have too many people in the process trying to tick things off, it’s very cumbersome and time-consuming, making it hard to deliver value to our customers. Our objective is to deliver value to our customers and to do so efficiently. The staff reductions will help us do that.

corporatefile.com.au

Excluding the contribution from the Irish banks and other businesses that were sold, UK cash earnings before significant items of £106 million ($259 million) were 10.2 percent lower compared with the March 2004 half year but 12.8 percent higher compared with the September 2004 half year. Michael, how is the UK restructuring progressing?

Director Finance & Risk, Group CFO, Michael Ullmer

In February, the UK senior management conducted an analyst briefing that was very well received by the market. It demonstrated our capabilities in the UK, while adding clarity on the UK strategy and the progress made in the restructure.

The UK has focused on building our distribution capability in the south east of England and expanding the use of third party brokers. While integrating the back offices of Clydesdale Bank and Yorkshire Bank, and following the sale of the Irish banks, we’ve reduced the number of banking licenses from four to one.

The UK continues to address efficiency issues in areas where we’re not in line with our competitors, improve back office processes and realign distribution to meet the needs of customers. These will result in the closure of 100 branches over the next 18 to 24 months.

The UK will follow a two-pronged strategy as it continues to focus on its heartland, our franchises in England and Scotland. More work needs to be done to develop our range of flagship branches in this area, where we’ve been traditionally under-represented. We’ll continue to improve our distribution capability through the roll-out of light infrastructure and to offer integrated financial solutions targeting the premium end of the retail and business banking market in the south east of England in a way competitors will find difficult to match.

corporatefile.com.au

When will you start to reap the benefits of the “UK growth program” you announced on 30 March 2005?

Director Finance & Risk, Group CFO, Michael Ullmer

We’re already seeing benefits flowing through our new distribution channels in the UK. Our growth in lending and other advances was up 7 percent over the last half, up 14 percent on the prior year. We’re still in the design phase for integrating our products and re-engineering our processes and we’re targeting implementation over the next couple of years.

corporatefile.com.au

How do your current margins compare with this time last year, how do they compare with expectations and what’s your target?

Director Finance & Risk, Group CFO, Michael Ullmer

Underlying margins declined by 20 basis points, in line with our forecast. We expect this rate of margin decline will continue for the remainder of the financial year. The UK is a very competitive market. We’ve historically sustained margins at higher levels than the competition and the decline in margins over time will continue to be a focus for our management team.

corporatefile.com.au

You’ve reported a provision of about £109 million ($266 million) in the first half. Could you indicate the total costs associated with the UK restructuring program and how you expect to book them in each of the half year periods? Where is there scope for further cost reduction?

Director Finance & Risk, Group CFO, Michael Ullmer

The provision booked in the first half represents the total estimate of the UK restructuring costs, so we don’t expect to make any more significant restructuring provisions in the second half. We’re still identifying our investment requirements but we believe our investment spend of recent years will be maintained or increased slightly. It will be increasingly allocated towards activities that will enhance our service capability and away from the regulatory and compliance issues that have been the hallmark in recent times.

corporatefile.com.au

How will you allocate the proceeds from the $2.5 billion sale of Northern Bank and National Irish Bank and what impact has the theft at Northern Bank last December had on your result?

Director Finance & Risk, Group CFO, Michael Ullmer

The proceeds from the sale of the Irish banks will transition to group treasury over the second half of 2005 and will be part of our general group funding. The theft at Northern Bank resulted in an additional expense of $56 million in the first half.

corporatefile.com.au

New Zealand cash earnings before significant items were 5.9 percent down from the March 2004 half year, but increased 9.3 percent to NZ$176 million compared with the September half year. What impact did the reduction in your two-year fixed home loan rate have on your profit, net margin and market share in the first half of 2005? Will you discount prices to boost your market share?

Director Finance & Risk, Group CFO, Michael Ullmer

All banks in New Zealand promote their products using various campaigns. The Bank of New Zealand does not use brokers and is therefore not giving away part of its home loan margin in brokers’ commissions. This allows it to provide a much more competitive offering to its customers.

Our New Zealand franchise remains profitable and as a result of our campaign focused on both pricing and service, we’ve managed to grow our market share in all product areas and limit underlying margin compression to just 5 basis points.

corporatefile.com.au

How will you address growing competition in New Zealand amidst slower economic growth, rising interest rates and an appreciating currency?

Director Finance & Risk, Group CFO, Michael Ullmer

We’ll continue to focus on customer service, new product development and the implementation of business efficiencies. In New Zealand, we’ve historically been very strong in business banking but weaker in retail. We’re addressing this through new products for young customer groups such as university students, through which we’re starting to get traction. We’ve used Six Sigma techniques to implement sustainable business process improvements very effectively. We’re very pleased that over the past year the Bank of New Zealand was voted the major bank with the best branch service in New Zealand.

corporatefile.com.au

IMS reported cash earnings before significant items of $308 million, which declined 10.6 percent (at constant exchange rates) from the March 2004 half year but represented a strong recovery from the low of the September 2004 half year. What are the key issues faced by IMS in the current operating environment?

Director Finance & Risk, Group CFO, Michael Ullmer

We’ve seen a strong rebound in the markets and structured products area within IMS, reflecting an increase in volatility that led to greater client demand for market-related risk products. IMS has maintained control over costs and is focusing on addressing the problem of strong growth in risk weighted assets alongside low yields. From an economic equity point of view, these yields were perceived as attractive but from a book equity point of view, which is what the shareholders see and what’s used to fund dividends, these yields were unacceptable. Over the last quarter, IMS reduced risk weighted assets by $5 billion and freed up about $250 million of capital.

corporatefile.com.au

What changes are being made to IMS’ operating model to drive further efficiency gains and boost revenue growth?

Director Finance & Risk, Group CFO, Michael Ullmer

It’s important for IMS to focus on the core franchises in Australia, New Zealand and the UK. Asia remains an important market for us and we’re consolidating our activities into Hong Kong. We’ll retain our retail presence in Asia, managed out of our Australian operations.

Going forward, IMS needs to develop sustainable earnings streams and reduce capital. It will continue to reduce risk weighted assets and achieve better returns on equity in the second half of 2005 and beyond.

corporatefile.com.au

You recently confirmed having submitted a response on 72 of APRA’s 81 remedial requirements, achieving closure on 30 of these. When do you expect to complete all of the APRA requirements?

Director Finance & Risk, Group CFO, Michael Ullmer

The team has made good progress over the last half, but there’s still a lot to do. We’re very pleased that the foreign currency options desk has re-opened. The remaining actions we’re required to undertake will take us through this calendar year and potentially into 2006.

corporatefile.com.au

When do you expect to revert to the National’s internal market risk model? What amount of capital is likely to be released?

Director Finance & Risk, Group CFO, Michael Ullmer

We hope to return to the internal model for calculating risk weighted assets by 2006. It’s a key area of focus now that the foreign currency desk has been re-opened. Reverting to our model will result in an additional $9 billion of risk weighted assets, equating to $450 million in capital.

corporatefile.com.au

What impact will IFRS, as outlined in the recent APRA paper, have on your capital position?

Director Finance & Risk, Group CFO, Michael Ullmer

We’ve been impacted by the draft APRA proposals more than other Australian banks, particularly because of the pension schemes associated with our UK operations which will be treated as an accounting deficit under IFRS. We’ve been impacted by a deduction in tier one capital for our investment in wealth management. Both pensions and wealth management deductions will reduce our total capital ratio by more than one percent.

We are concerned by the nature of the APRA proposals and their potential impact on the international competitiveness of the Australian banking industry.

corporatefile.com.au

Michael and Ahmed, could you comment on the industry outlook and the National’s growth prospects?

Director Finance & Risk, Group CFO, Michael Ullmer

The economies in each of the geographies we operate in are slowing, but they’re still likely to support average credit growth of at least 10 percent. In each of these economies, the financial services industry is as competitive as ever and that’s illustrated by the continuing margin decline suffered by all financial institutions in these jurisdictions.

We have a great franchise. Our hard work over the last half year has stabilised the business. We need to continue to improve the business, deliver sustainable efficiencies and work on the remaining regulatory and compliance issues. There’s still a lot to be done but we’re pleased with the progress we’ve made over the first half of the year.

CEO Australia Ahmed Fahour

In terms of Australia, both John Stewart and I made our commitment very clear from the start. We have a substantial, well-established business in Australia which has been under-nourished for many years and riddled with silos. It’s obviously going to be a long journey to turn the culture around. We intend to invest several billion dollars in our organisation over the next couple of years as we progress from stabilising to rebuilding.

We’ve got the leading franchise in Australia and the best innovation and service levels in history. I’m very excited about where this business will be in two to three years’ time. The next stage will be one of rebuilding, investing and leveraging so as to be able to offer our customers the wonderful opportunities we’ve been working very hard to create.

corporatefile.com.au

Thank you both, Michael and Ahmed.

To read previous National Australia Bank Limited Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au.

For more information on the National Australia Bank Limited, please visit www.nabgroup.com or call Callum Davidson on (03) 8641 4964.

DISCLAIMER

This announcement contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995.  The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of

Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

CORPORATE FILE PTY LTD DISCLAIMER: Corporate File Pty Ltd has taken reasonable care in publishing the information contained in this Open Briefing. It is information given in a summary form and does not purport to be complete. The information contained is not intended to be used as the basis for making any investment decision and you are solely responsible for any use you choose to make of the information. We strongly advise that you seek independent professional advice before making any investment decisions. Corporate File Pty Ltd is not responsible for any consequences of the use you make of the information, including any loss or damage you or a third party might suffer as a result of that use.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Brendan Case

Date:	19 May 2005	Title:	Associate Company Secretary